Exhibit 21.1

FOXO Technologies Inc. Material Subsidiaries

Subsidiaries	Jurisdiction of Organization
FOXO Labs Inc.	Delaware
Myrtle Recovery Centers, Inc.	Tennessee
Rennova Community Health, Inc.	Florida
Scott County Community Hospital, Inc.*	Tennessee

* Owned by Rennova Community Health, Inc.